EXHIBIT 99.1

Gentor Resources Inc.

PRESS RELEASE

Gentor Announces Completion of Corporate Reorganization

Toronto, Canada – February 29, 2012 - Gentor Resources Inc. (“Gentor” or the “Company”) (TSX-V – “GNT” & OTCQB – “GNTOF”) announces that, further to its January 10, 2012 and January 30, 2012 press releases, it has completed its corporate reorganization (the “Corporate Reorganization”), as a result of which Gentor’s corporate jurisdiction has now been moved from Florida to the Cayman Islands.  The Corporate Reorganization was effected by a two-step process involving a merger of Gentor Resources, Inc. (the Florida company) with and into its wholly-owned Wyoming subsidiary, followed by a continuation of the surviving company into the Cayman Islands.  Shareholders approved the Corporate Reorganization at the special meeting of shareholders held on February 24, 2012.

Gentor believes that the change in its corporate jurisdiction to the Cayman Islands will expose the Company to business and financial advantages that may not otherwise be as accessible to the Company.  In particular, the Corporate Reorganization is expected to result in simplification of the Company’s compliance with regulatory requirements and an enhanced ability to raise capital in Canadian, U.S. and international markets.

About Gentor

Gentor is a mineral exploration company whose projects include copper and gold properties in the Sultanate of Oman and a molybdenum-tungsten-silver property in East Central Idaho, U.S.  The Company’s strategy is to create shareholder value by developing highly prospective mineral properties around the globe, with current focus in the Sultanate of Oman.  In Oman, Gentor is partnered with Al Fairuz Mining Company LLC on its Block 5 exploration tenement and Al Zuhra Mining Company LLC on Block 6.

For further information, please visit our website at www.gentorresources.com, or contact: Dr. Peter Ruxton, President & CEO, United Kingdom Tel: + 44 (0) 7786 111103; or Arnold T. Kondrat, Executive Vice President, Toronto, Ontario, Tel: + 1 (416) 366 2221 or + 1 (800) 714 7938.

Forward-Looking Information:  Statements in this press release relating to the expected benefits of the Corporate Reorganization are forward-looking information within the meaning of applicable securities laws.  Such forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, the Company not experiencing the expected benefits of the Corporate Reorganization.  Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.